Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR

January 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor, Tim Buchmiller, Michael Fay, and Lisa Vanjoske

Re:	Talis Biomedical Corporation
Draft Registration Statement on Form S-1
Submitted October 15, 2020
CIK No. 0001584751

Dear Mr. Gabor:

Enclosed on behalf of our client, Talis Biomedical Corporation (the “Company”), is an amendment (“Amendment No. 1”) to the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on October 15, 2020 (the “Original Draft Registration Statement”). The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Original Draft Registration Statement.

Amendment No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 10, 2020 with respect to the Original Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1. We hereinafter refer to the Original Draft Registration Statement as amended by Amendment No. 1 as the “Registration Statement”.

Staff Comments and Company Responses

Prospectus summary

Overview, page 1

1.	Please disclose in the Summary that you are a development stage company and that to date you have not generated revenue from product sales.

Response: The Company has updated the disclosure on pages 5 and 126 of Amendment No. 1.

2.	We note your intent to submit around year end a request for an Emergency Use Authorization. Please revise your Summary discussion to explain briefly what the Emergency Use Authorization allows and the uncertain nature of its duration.

Response: The Company has updated all references to “around year end 2020” to “in January 2021” throughout Amendment No. 1 as appropriate, including on pages 1 and 5. In addition, the Company has updated the disclosure on pages 5, 6, 126, and 127 of Amendment No. 1.

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United States Securities and Exchange Commission

January 5, 2021

Page Two

Market opportunity, page 7

3.	Please disclose any material assumptions and limitations associated with your estimate of the total potential annualized addressable market.

Response: The Company has updated the disclosure on pages 7 and 130 of Amendment No. 1.

Implications of being an emerging growth company and a smaller reporting company, page 10

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide such copies to the Staff under separate cover.

Series 1 convertible preferred stock to be outstanding after this offering, page 11

5.	In an appropriate location in your prospectus, please disclose the business purposes for the Series 1 convertible preferred stock that will be outstanding after your offering.

Response: The Company respectfully advises the Staff that the business purpose for the Series 1 convertible preferred stock and Series 2 convertible preferred stock was to accommodate the desire of its majority stockholder to own a post-offering security that provides it with the option to convert its ownership to non-voting stock at a point in the future (after the third anniversary of the Company’s initial public offering). Because this security is not offered to the public in the offering to which the Registration Statement applies and this security will not be listed on any national exchange following the offering, the Company believes that the business purpose for this security is not material to investors and, therefore, does not need to be disclosed in the Registration Statement.

Risk factors

A significant portion of the funding for the development of our Talis One platform..., page 51

6.	Please file the government contracts described in this section as exhibits or tell us the basis for your conclusion that you are not required to file these agreements.

Response: The Company respectfully advises the Staff that the only government contract that may be considered material is the contract from the National Institutes of Health (NIH) for Phase 2 of the NIH’s Rapid Acceleration of Diagnostics (RADx) initiative. The Company has updated the disclosure on page 133 of Amendment No. 1 to describe the material terms of this contract and has filed it as Exhibit 10.14 to the Registration Statement.

Some of our intellectual property has been discovered through government funded programs..., page 66

7.	Please revise to identify intellectual property rights that are or may be subject to march-in rights. To the extent that your Talis One platform, including your COVID-19 diagnostic test, would be subject to march-in rights, please revise to make this clear.

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United States Securities and Exchange Commission

January 5, 2021

Page Three

Response: The Company has updated the disclosure on page 68 of Amendment No. 1.

Use of proceeds, page 84

8.	To the extent that you will allocate proceeds to the development of Talis One, please specify how far in the development process you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purpose, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will update the disclosure in a future amendment to the Registration Statement.

Business

Talis One tests, page 120

9.	We note your statement that your “initial focus is on the detection of SARS-CoV-2.” However, on page 121, you state that “[i]mmediately prior to the current pandemic, we were beginning the process of verification, validation and conducting clinical trials of our Talis One platform for CT/NG.” Please reconcile this disclosure and revise the Overview section of the Summary to clearly disclose that your initial focus was on women’s health and sexually transmitted infections and that you postponed development of that program to focus on a COVID-19 test.

Response: The Company has updated the disclosure on pages 5 and 126 of Amendment No. 1.

Performance of the Talis One COVID-19 test, page 121

10.	Please disclose any material protocols used during the preclinical assessment of your COVID-19 test, including indicating if any portions of the assessments were blinded.

Response: The Company respectfully acknowledges the Staff’s comment and will update the disclosure in a future amendment to the Registration Statement.

11.	Please revise your textual discussion of the 95% CI statistical analysis performed to explain the significance of the ranges provided and how this data translates into you plan to submit an Emergency Use Authorization to the FDA.

Response: The Company respectfully acknowledges the Staff’s comment and will update the disclosure in a future amendment to the Registration Statement.

Intellectual property, page 128

12.	To the extent that your agreements with University of Chicago and Caltech relate to the Talis One, please disclose the material terms and file the agreements as an exhibit to the registration statement or, in the alternative, tell us why you are not required to file these agreements.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

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United States Securities and Exchange Commission

January 5, 2021

Page Four

Response: The Company respectfully advises the Staff that the agreements with the University of Chicago and Caltech do not relate to any technology that is incorporated into the Talis One system and the Company has determined that these agreements are not material to its business, as currently conducted and planned to be conducted.

13.	Discuss, as applicable, whether you hold patents that cover the COVID-19 diagnostic tests.

Response: The Company has updated the disclosure on pages 135 of Amendment No. 1.

14.	Please revise your discussion to disclose the material foreign jurisdictions.

Response: The Company has updated the disclosure on page 134 of Amendment No. 1.

Coverage and reimbursement, page 137

15.	Please revise to discuss coverage and reimbursement as it pertains to the COVID-19 diagnostic test.

Response: The Company has updated the disclosure on pages 39, 144 and 145 of Amendment No. 1.

Financial statements

Statements of convertible preferred stock and stockholders’ deficit, page F-5

16.	As the November and December 2019 stock transactions are complex, with regard to the Statements of convertible preferred stock and stockholders’ deficit, revise the disclosure as necessary to:

•	explain how you determined the $56.2 million should increase Additional Paid In Capital,

•	quantify how the $0.5 million inducement was computed,

•	tell us your consideration of disaggregating the single line item which contains the $56,241,000 into multiple lines, (with perhaps a sub-total), and

•	clarify the disclosure in the paragraph that begins with “The impact of the Equity Transactions....” on page F-24 so that it reconciles to $53,856,000.

Response: The Company respectfully advises the Staff that:

•

The net impact of the Equity Transactions resulted in a credit of $56.2 million, which represents a capital contribution to the Company. We concluded that the net impact of the Equity Transactions should be reflected as a net increase to Additional Paid In Capital.

Specifically, the exchange of the Series A, B and C Preferred stock (“the Existing Preferred Stock”) for Series D-1 Preferred stock (“the Reclassification”) and sale of the new series of C-1 Preferred stock (“the C-1 Exchange”) were only executed in contemplation of one another. This is because the Reclassification was intended to incentivize participation in the Series C-1 financing by diluting those investors that did not participate in the new Series C-1 financing round. Additionally, a specific decision was made by the Board of Directors to give each existing investors an opportunity to maintain their pro-rata share ownership through the new round. Finally, all of these transactions occurred within a very short timeframe of each other, also supporting our view that they were all done in contemplation and as part of a combined single transaction.

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United States Securities and Exchange Commission

January 5, 2021

Page Five

The net effect of viewing the Reclassification and Series C-1 Exchange as a single structured transaction is that the investors (i) exchanged their existing Series A, B, and C Preferred Stock and cash and (ii) received Series C-1 Preferred Stock and Class A Common Stock.

The accounting literature is silent on how to determine whether an exchange of an equity-classified preferred shares is an extinguishment or a modification. We therefore elected an accounting policy based on qualitatively evaluating an exchange or modification of mezzanine equity-classified preferred shares. Under a qualitative based approach, it was determined that the exchange of the Existing Preferred Stock (and cash) for the new Series C-1 Preferred Stock and Class A Common Stock resulted in investors holding shares that are substantially different than the Existing Preferred Stock exchanged. We came to this conclusion after considering the nature of the new Series C-1 convertible preferred stock received being different than the Existing Preferred Stock held by virtue of its significantly higher liquidation preference. In addition, the existing investors received Class A Common Shares and paid additional cash in the transaction and therefore held very different financial instruments than what they held prior to the Reclassification and Series C-1 Exchange.

Considering ASC 260-10-S99-2, an extinguishment of mezzanine equity-classified preferred shares is recognized as the difference between the fair value of the consideration transferred to the holders (i.e., the fair value of the Series D-1 Preferred and Common Stock) and the carrying amount of the Existing Preferred Stock (i.e., the carrying amount of the Series A, B and C preferred stock), representing a return to (from) the preferred stockholder. Therefore, the Reclassification and C-1 Exchange, viewed as a single unit of account, was accounted for as an extinguishment of the Existing Preferred Stock and issuance of new Series C-1 Preferred and Common Stock for additional cash. The Series C-1 Preferred and Common Stock were recognized at fair value as of the transaction date, the Existing Preferred Stock carrying value was derecognized, and a resulting capital contribution was calculated and recorded in shareholders’ equity as a net $56.2 million increase to additional paid in capital as the Company had an accumulated deficit.

•

The $0.5 million inducement was computed as the amount by which the collective fair value of the Series C-1 convertible preferred stock ($21.8 million) and Class A Common Stock ($2.4 million) issued by the Company exceeded the collective cash paid by the investors for Series C-1 convertible preferred stock ($18.4 million) and the fair value (which equals the carrying value on that date) of the Series D-1 convertible preferred stock ($5.2 million) returned to the Company by the investors.

•

As discussed above, the events that constitute the Equity Transactions were entered into with the Company’s existing investors simultaneously and in contemplation of one another, indicating that the Equity Transactions represent one combined transaction. As such, the Company determined it was most appropriate to present the net impact of the Equity Transactions in their entirety as a single line item for all similarly affected investors on the Statements of convertible preferred stock and stockholder’s deficit.

•	The Company has revised its disclosure on page F-24 in Amendment No. 1 in response to the Staff’s comment to reconcile the impact of the Equity Transactions.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange Commission

January 5, 2021

Page Six

Notes to the financial statements

2. Summary of significant accounting policies, page F-8

17.	The disclosure here refers to a 10-for-1 reverse split while other places in the registration statement refer to a 1-for-10 reverse split. Please revise the disclosure to remove this discrepancy.

Response: The Company has updated the disclosure on page F-8 of Amendment No. 1.

8. Convertible notes due to related party, page F-22

18.	You disclose that then outstanding principal and interest of $19.0 million was converted and reclassified to Series D-2 Preferred, but your reference on pages F-5 and F-6 is $15.8 million. Please explain to us how and where you accounted for the difference between these two amounts.

Response: The Company respectfully advises the Staff that the contractual mechanics of the Convertible Note Purchase Agreement (NPA) provided that the calculated outstanding principal and interest at the conversation date was $19.0 million. This was used to determine the 6,937,252 Series D-2 Preferred shares provided to the convertible note holders in the conversion based on the Series D-2 Preferred purchase price of $2.74 per share. The estimated fair market value of the Series D-2 Preferred upon the conversion date was $2.28 per share, totaling $15.8 million. As disclosed, the Company elected to account for the convertible notes using the fair value option (note that no portion of the convertible notes was required to be recognized in stockholders’ equity, a requirement to elect the fair value option) and therefore a $0.8 million loss was recognized for the change in estimated fair value of the convertible notes between the dates of issuance and immediately prior to conversion.

The Company has revised its disclosure on pages 100, 175, 176 and F-22 of Amendment No 1.

13. Net (loss) income per share attributable to Class A Common Stockholders..., page F-33

19.	You disclose that pro forma net loss per share has been computed to give effect to the conversion of all outstanding convertible preferred stock into common stock. Please revise your disclosure to address the shares that will be converted into Series 1 convertible preferred stock and how these shares will be treated under ASC 260.

Response: The Company respectfully advises the Staff that the Company excluded pro forma information from the F-pages in Amendment No. 1 in accordance with Rule 33-10786, issued on May 20, 2020 and effective on January 1, 2021.

The Company has updated the disclosures to address the shares that will be converted into Series 1 convertible preferred stock and how these shares will be treated under ASC 260 on pages 14, 15, 93, and 94 of Amendment No. 1.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6088.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange Commission

January 5, 2021

Page Seven

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Brian Coe, Chief Executive Officer, Talis Biomedical Corporation
Brian J. Cuneo, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com